UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

May  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-10  May 11, 2004

DESCRIPTION:

Queenstake Resources Ltd. - Notice of 2004 First Quarter Financial Results and Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

                     (Registrant)

Date  May 11,  2004

By         “Doris Meyer”

                                        (Signature)

     Doris Meyer, Corporate Secretary

             Queenstake Resources Ltd.

News Release 2004-10

May 11, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

Queenstake Resources Ltd. - Notice of 2004 First Quarter Financial Results

and Conference Call

Denver, Colorado – May 11, 2004 – Queenstake Resources Ltd. (TSX:QRL) will release its first quarter 2004 financial results after the markets close on Thursday, May 13, 2004.

Chris Davie, President and Chief Executive Officer will host a conference call to discuss the first quarter results on Friday, May 14, 2004 at 12:00 Noon Eastern Daylight Time.

The conference call may be accessed by telephone:

United States and Canada:

888-639-6218

International:

334-420-2502

The call will be recorded and may be replayed at any time for one week by telephone

United States and Canada:

866-219-1444

International:

703-925-2474

using the access code:  465344

Alternatively, a replay will also be available on our website the day following our conference call.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado ..  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  Th e Jerritt Canyon Mine consists of four underground mines , a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1982.  The Mine is expected to continue gold production at the rate of approximately 300,000 ounces per year for the foreseeable future.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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